UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010.
Commission File Number: 001-31221
Total number of pages: 65

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: October 29, 2010	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:

1.	Earnings release dated October 28, 2010 announcing the company’s results for the six months ended September 30, 2010

2.	Presentation material

October 28, 2010 [U.S. GAAP]
Earnings Release
For the Six Months Ended September 30, 2010

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 4, 2010
Scheduled date for dividend payment:	November 19, 2010
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Six Months Ended September 30, 2010 (April 1, 2010 - September 30, 2010)
(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Six months ended September 30, 2010	2,138,152	(0.4)%	531,470	9.5%	527,008	9.8%	309,747	8.8%
Six months ended September 30, 2009	2,145,807	(5.4)%	485,223	(15.9)%	479,881	(14.3)%	284,718	(17.9)%

	Basic Earnings per Share	Diluted Earnings per Share
	Attributable to	Attributable to
	NTT DOCOMO, INC.	NTT DOCOMO, INC.
Six months ended September 30, 2010	7,444.81 (yen)	—
Six months ended September 30, 2009	6,817.99 (yen)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC.	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
September 30, 2010	6,831,871	4,842,746	4,816,500	70.5%	115,765.27 (yen)
March 31, 2010	6,756,775	4,662,446	4,635,877	68.6%	111,423.97 (yen)
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2010	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2011	—	2,600.00
Year ending March 31, 2011 (Forecasts)			—	2,600.00	5,200.00
Changes in forecasts of dividends during the three months ended September 30, 2010: None
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)

(Millions of yen, except per share amounts)
							Net Income		Basic Earnings per
					Income before		Attributable to NTT		Share Attributable to
	Operating Revenues		Operating Income		Income Taxes		DOCOMO, INC.		NTT DOCOMO, INC.
Year ending March 31, 2011	4,209,000	(1.8)%	840,000	0.7%	838,000	0.2%	497,000	0.4%	11,945.47
(Percentages above represent changes compared to the corresponding previous year)
Changes in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended September 30, 2010: Yes

4. Others (See “2. Other Information” in the attachment page 11 for more information)
(1)	Changes in significant subsidiaries for the three months ended September 30, 2010	None

(Changes in significant subsidiaries for the three months ended September 30, 2010 which resulted in changes in scope of consolidation)

(2)	Application of simplified or exceptional accounting	None

(Application of simplified or exceptional accounting for quarterly consolidated financial statements)

(3)	Changes in significant accounting policies, procedures and presentation
i.	Changes due to revision of accounting standards and other regulations:	None

ii.	Others:	None
(4)	Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of September 30, 2010: As of March 31, 2010:	43,790,000 shares 43,790,000 shares

ii. Number of treasury stock:	As of September 30, 2010: As of March 31, 2010:	2,184,258 shares 2,184,258 shares

iii. Number of weighted average common shares outstanding:	For the six months ended September 30, 2010: For the six months ended September 30, 2009:	41,605,742 shares 41,759,807 shares

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quartely review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quartely financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to the attachment pages 10 and 20.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2010
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we developed our new corporate vision “Pursuing Smart Innovation: HEART” with the aim of achieving further growth and delivering new values to customers in view of the possible changes in society in the future. Meanwhile, we have moved ahead with our customer satisfaction improvement initiatives based on our medium-term action plan “Change and Challenge”. Positioning this fiscal year as “a year to enter the execution phase” to realize the goals of our “Challenge” programs, we have swiftly and steadily implemented various measures to achieve an increase in packet ARPU (average monthly revenue per unit), a smooth introduction of the LTE system and others. As a part of such measures, we entered into a basic agreement to partner with Dai Nippon Printing Co., Ltd. in the area of electronic publishing business for mobile devices and started studies for the provision of new services. In addition, since our consolidated subsidiary Multimedia Broadcasting, Inc. obtained the approval for its base station roll-out plan, we commenced the preparations for the provision of multimedia broadcasting services for mobile devices.
For the six months ended September 30, 2010, although voice revenues declined by ¥79.8 billion from the same period of the prior fiscal year due to a decrease in voice ARPU, packet communications revenues increased by ¥49.1 billion through our endeavors to boost subscribers’ packet usage and expand the uptake of packet flat-rate services. Other revenues increased by ¥36.4 billion mainly due to the increased subscriptions to “Mobile Phone Protection & Delivery Service”. Equipment sales revenues decreased by ¥13.4 billion due to a reduction in the number of handsets sold to agent resellers and a decline of wholesale price per unit. Consequently, we recognized operating revenues of ¥2,138.2 billion (a decrease of ¥7.7 billion from the same period of the prior fiscal year). Since we reduced our network costs through efficient use of capital expenditures and made ongoing cost-cutting efforts, we recognized operating expenses of ¥1,606.7 billion (a decrease of ¥53.9 billion from the same period of the prior fiscal year). As a result, we recorded an operating income of ¥531.5 billion (an increase of ¥46.2 billion from the same period of the prior fiscal year). Income before income taxes was ¥527.0 billion and net income attributable to NTT DOCOMO, INC. was ¥309.7 billion.

Notes: 1.	The information in this earnings release is unaudited.

2.	Amounts in this earnings release are rounded off.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
Consolidated results of operations for the three months and six months ended September 30, 2009 and 2010, respectively, were as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues	¥1,061.1	¥1,048.9	¥(12.1)		(1.1)%
Operating expenses	827.6	758.0	(69.7)		(8.4)

Operating income	233.4	291.0	57.5		24.7
Other income (expense)	(1.0)	(4.5)	(3.5)		(356.2)

Income before income taxes	232.4	286.4	54.0		23.2
Income taxes	93.9	116.1	22.3		23.7
Equity in net income (losses) of affiliates	(0.5)	(2.1)	(1.5)		(290.7)

Net Income	138.0	168.2	30.2		21.9
Less: Net (income) loss attributable to noncontrolling interests	(0.7)	(0.6)	0.0		2.9

Net income attributable to NTT DOCOMO, INC.	¥137.3	¥167.6	¥30.3		22.0%

EBITDA margin*	38.6%	43.8%	5.2	point	—

ROCE before tax effect*	4.5%	5.4%	0.9	point	—

ROCE after tax effect*	2.7%	3.2%	0.5	point	—

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues	¥2,145.8	¥2,138.2	¥(7.7)		(0.4)%
Operating expenses	1,660.6	1,606.7	(53.9)		(3.2)

Operating income	485.2	531.5	46.2		9.5
Other income (expense)	(5.3)	(4.5)	0.9		16.5

Income before income taxes	479.9	527.0	47.1		9.8
Income taxes	194.1	213.2	19.1		9.8
Equity in net income (losses) of affiliates	0.3	(3.0)	(3.3)		—

Net Income	286.1	310.8	24.8		8.7
Less: Net (income) loss attributable to noncontrolling interests	(1.3)	(1.1)	0.3		19.0

Net income attributable to NTT DOCOMO, INC.	¥284.7	¥309.7	¥25.0		8.8%

EBITDA margin*	39.0%	40.3%	1.3	point	—

ROCE before tax effect*	9.6%	10.0%	0.4	point	—

ROCE after tax effect*	5.7%	5.9%	0.2	point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
<Operating revenues>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Wireless services	¥951.5	¥955.1	¥3.6	0.4%
Cellular services revenues	884.3	871.3	(13.0)	(1.5)
- Voice revenues	487.6	449.2	(38.4)	(7.9)
Including: FOMA services	453.8	434.5	(19.4)	(4.3)
- Packet communications revenues	396.6	422.1	25.5	6.4
Including: FOMA services	388.4	418.1	29.7	7.6
Other revenues	67.2	83.8	16.6	24.7
Equipment sales	109.6	93.8	(15.8)	(14.4)

Total operating revenues	¥1,061.1	¥1,048.9	¥(12.1)	(1.1)%

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Wireless services	¥1,893.3	¥1,899.0	¥5.7	0.3%
Cellular services revenues	1,766.2	1,735.5	(30.7)	(1.7)
- Voice revenues	978.3	898.5	(79.8)	(8.2)
Including: FOMA services	904.2	865.7	(38.5)	(4.3)
- Packet communications revenues	787.9	837.0	49.1	6.2
Including: FOMA services	769.9	828.2	58.3	7.6
Other revenues	127.1	163.5	36.4	28.7
Equipment sales	252.5	239.2	(13.4)	(5.3)

Total operating revenues	¥2,145.8	¥2,138.2	¥(7.7)	(0.4)%

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Personnel expenses	¥62.5	¥63.6	¥1.1	1.7%
Non-personnel expenses	498.2	442.8	(55.4)	(11.1)
Depreciation and amortization	168.8	163.9	(4.9)	(2.9)
Loss on disposal of property, plant and equipment and intangible assets	10.4	7.1	(3.3)	(31.6)
Communication network charges	78.1	70.8	(7.2)	(9.3)
Taxes and public dues	9.7	9.7	0.0	0.1

Total operating expenses	¥827.6	¥758.0	¥(69.7)	(8.4)%

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Personnel expenses	¥126.8	¥129.4	¥2.6	2.0%
Non-personnel expenses	1,001.9	982.1	(19.8)	(2.0)
Depreciation and amortization	337.8	322.0	(15.8)	(4.7)
Loss on disposal of property, plant and equipment and intangible assets	18.6	12.6	(6.0)	(32.3)
Communication network charges	155.8	141.1	(14.7)	(9.4)
Taxes and public dues	19.6	19.5	(0.1)	(0.6)

Total operating expenses	¥1,660.6	¥1,606.7	¥(53.9)	(3.2)%

DOCOMO Earnings Release	Six Months Ended September 30, 2010
ii. Segment Results
Mobile phone business—
During the three months ended September 30, 2010, we continued our efforts for customer satisfaction improvement and released nine new handset models, including “Raku-Raku PHONE 7”—a model featuring outstanding ease-of-use equipped with “Raku-Raku Site Button” for one-push access to the Internet and compatible with “Deco-mail” pictograms—to deliver products and services catered to the diverse needs of customers. With respect to our corporate marketing business, we received the No. 1 rating for two consecutive years by J.D. Power Asia Pacific in its customer satisfaction study on enterprise mobile phone/PHS users*1.
We announced our service brand for LTE, “Xi” (pronounced crossy), and moved ahead with the preparations for its service launch scheduled for December 2010.
As part of our efforts to boost our packet ARPU, we launched the “sp-mode” service, which enables users to use mail service on smartphones with the same “i-mode” mail address as conventional handsets, and worked to promote the sales of smartphones. We also released a docomo-brand mobile Wi-Fi router device*2, “BF-01B”, which allows users to use handheld gaming consoles, tablet devices and other Wi-Fi-enabled equipment on our FOMA network, and extended the period of our discount campaign for flat-rate data plans aiming to expand subscribers’ data communications usage. Furthermore, we started offering “Overseas Pake-hodai” service, a flat-rate data plan that provides international roaming service users with unlimited data usage for a maximum rate of ¥2,980 per day.
As of September 30, 2010, the total number of our cellular services subscriptions was 56.89 million (an increase of 1.71 million compared to the number as of September 30, 2009), and our cellular churn rate for the three months ended September 30, 2010, was 0.49%. The aggregate number of subscriptions to “Fami-wari MAX50” and other MAX discount programs introduced in August 2007 reached approximately 35.70 million, while the number of subscriptions to the “Value Plan” launched in November 2007 grew to approximately 37.20 million as of September 30, 2010. Although the packet ARPU posted an increase from the same period of the prior fiscal year, the aggregate ARPU for the three months ended September 30, 2010, decreased by 4.1% year-on-year to ¥5,200 due to a drop in voice ARPU, which was negatively affected by the expanded uptake of “Value Plan” and other factors.
With regard to equipment sales, although the total number of handsets sold in the six months period through September 30, 2010 grew by 0.44 million units from the same period of the prior fiscal year to 9.24 million units, equipment sales revenues and cost of equipment sold decreased mainly due to a reduction in the number of handsets sold to agent resellers and a decline of purchase and wholesale price per unit.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the six months ended September 30, 2010, were ¥2,071.8 billion (a decrease of ¥17.2 billion from the same period of the prior fiscal year) and ¥533.1 billion (an increase of ¥43.6 billion from the same period of the prior fiscal year), respectively.

*1:	J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone/PHS Service Customer Satisfaction Index StudySM.

Study results was based on 3,222 responses from 2,345 companies with more than 100 employees. (Each company evaluated up to two mobile phone/PHS providers). www.jdpower.co.jp

*2:	Equipment that relays signals between devices compatible with Wi-Fi (a wireless LAN standard) and other networks.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	September 30, 2009	September 30, 2010	(Decrease)
Cellular services	55,186	56,895	1,708	3.1%
Cellular (FOMA) services	51,258	54,940	3,682	7.2
Including: i-channel services	16,692	16,747	56	0.3
Including: i-concier services	2,337	5,410	3,072	131.4
Including: packet flat-rate services	21,900	28,905	7,005	32.0
Cellular (mova) services	3,928	1,954	(1,974)	(50.3)
i-mode services	48,670	48,914	245	0.5
sp-mode services	—	270	—	—

Notes: 1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1”* services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED”. (Number as of September 30, 2009 includes subscriptions to “Biz-hodai double” in addition to the aforementioned plans.)

4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Cellular services	4,464	4,630	166		3.7%
Cellular (FOMA) services
New FOMA subscription	1,071	1,209	139		13.0
Change of subscription from mova to FOMA	587	339	(248)		(42.2)
FOMA handset upgrade by FOMA subscribers	2,800	3,079	278		9.9
Cellular (mova) services
New mova subscription	4	2	(2)		(60.7)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	2	1	(1)		(57.4)

Churn Rate	0.46%	0.49%	0.03	point	—

	Thousand units
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Cellular services	8,808	9,245	437		5.0%
Cellular (FOMA) services
New FOMA subscription	2,057	2,376	319		15.5
Change of subscription from mova to FOMA	1,400	792	(608)		(43.4)
FOMA handset upgrade by FOMA subscribers	5,339	6,070	732		13.7
Cellular (mova) services
New mova subscription	8	4	(4)		(52.9)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	4	2	(2)		(57.1)

Churn Rate	0.45%	0.46%	0.01	point	—

DOCOMO Earnings Release	Six Months Ended September 30, 2010
<Trend of ARPU and MOU>

	Yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,420	¥5,200	¥(220)	(4.1)%
Voice ARPU	2,970	2,660	(310)	(10.4)
Packet ARPU	2,450	2,540	90	3.7
Aggregate ARPU (FOMA)	5,560	5,260	(300)	(5.4)
Voice ARPU	2,970	2,660	(310)	(10.4)
Packet ARPU	2,590	2,600	10	0.4
Aggregate ARPU (mova)	3,500	3,310	(190)	(5.4)
Voice ARPU	2,890	2,750	(140)	(4.8)
Packet ARPU	610	560	(50)	(8.2)

MOU* (FOMA+mova) (minutes)	137	135	(2)	(1.5)%

	Yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,430	¥5,190	¥(240)	(4.4)%
Voice ARPU	2,990	2,670	(320)	(10.7)
Packet ARPU	2,440	2,520	80	3.3
Aggregate ARPU (FOMA)	5,590	5,260	(330)	(5.9)
Voice ARPU	2,990	2,670	(320)	(10.7)
Packet ARPU	2,600	2,590	(10)	(0.4)
Aggregate ARPU (mova)	3,530	3,320	(210)	(5.9)
Voice ARPU	2,920	2,760	(160)	(5.5)
Packet ARPU	610	560	(50)	(8.2)

MOU* (FOMA+mova) (minutes)	136	134	(2)	(1.5)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 18 for definition and calculation methods.
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues from mobile phone business	¥1,031.1	¥1,017.8	¥(13.4)	(1.3)%
Operating income from mobile phone business	234.3	291.2	56.9	24.3

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues from mobile phone business	¥2,089.0	¥2,071.8	¥(17.2)	(0.8)%
Operating income from mobile phone business	489.5	533.1	43.6	8.9

DOCOMO Earnings Release	Six Months Ended September 30, 2010
Miscellaneous businesses—
Operating revenues from miscellaneous businesses for the six months ended September 30, 2010 were ¥66.4 billion, which represented 3.1% of total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥68.0 billion and ¥1.7 billion, respectively.
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥29.9	¥31.1	¥1.2	4.0%
Operating income (loss) from miscellaneous businesses	(0.9)	(0.2)	0.7	76.5

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥56.8	¥66.4	¥9.6	16.9%
Operating income (loss) from miscellaneous businesses	(4.3)	(1.7)	2.6	61.3
iii. Trend of Capital Expenditures
We strived to improve the quality of our FOMA service area thoroughly and appropriately reinforced our network capacity to meet an increase in traffic demand. Since we efficiently implemented these initiatives, total capital expenditures for the six months ended September 30, 2010 were ¥309.8 billion (down 2.0% compared to the same period of prior year).
<Breakdown of capital expenditures>

	Billions of yen
	Three months ended	Three months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Mobile phone business	¥135.6	¥133.3	¥(2.3)	(1.7)%
Other (including information systems)	27.4	35.6	8.3	30.2

Total capital expenditures	¥163.0	¥168.9	¥5.9	3.6%

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Mobile phone business	¥258.0	¥249.9	¥(8.1)	(3.1)%
Other (including information systems)	58.2	59.9	1.7	3.0

Total capital expenditures	¥316.1	¥309.8	¥(6.4)	(2.0)%

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase			(Reference)
	September 30, 2009	September 30, 2010	(Decrease)			March 31, 2010
Total assets	¥6,501.8	¥6,831.9	¥330.1		5.1%	¥6,756.8
NTT DOCOMO, INC. shareholders’ equity	4,552.1	4,816.5	264.4		5.8	4,635.9
Liabilities	1,943.4	1,989.1	45.7		2.4	2,094.3
Including: Interest bearing liabilities	624.6	609.4	(15.2)		(2.4)	610.3

Shareholders’ equity ratio (1)	70.0%	70.5%	0.5	point	—	68.6%
Debt ratio (2)	12.1%	11.2%	(0.9	) point	—	11.6%

Notes: (1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
ii. Cash Flow Conditions
For the six months ended September 30, 2010, net cash provided by operating activities was ¥633.3 billion, an increase of ¥124.7 billion (24.5%) compared to the same period of the prior year, mainly due to an increase in cash inflow resulting from collections of installment receivable for handsets and a decrease in income tax payment.
Net cash used in investing activities was ¥348.7 billion, a decrease of ¥92.5 billion (21.0%) compared to the same period of the prior year. This was mainly due to an increase of proceeds from redemption of short-term investments, an increase of proceeds from redemption of short-term bailment for consumption to a related party and a decrease in purchases of non-current assets, which were partially offset by an increase in purchases of short-term investments of more than three months for cash management purpose.
Net cash used in financing activities was ¥111.5 billion, a decrease of ¥5.4 billion (4.6%) compared to the same period of the prior year. This was mainly due to a decrease in repayment of long-term debt, which was partially offset by an increase in dividends paid.
The balance of cash and cash equivalents was ¥529.7 billion as of September 30, 2010, an increase of ¥172.0 billion (48.1%) from the prior fiscal year end.

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2009	September 30, 2010	(Decrease)
Net cash provided by operating activities	¥508.5	¥633.3	¥124.7	24.5%
Net cash used in investing activities	(441.1)	(348.7)	92.5	21.0
Net cash provided by (used in) financing activities	(116.9)	(111.5)	5.4	4.6
Free cash flows (1)	67.4	284.6	217.2	322.2
Free cash flows excluding changes in investments for cash management purposes (2)*	94.5	284.9	190.4	201.6

Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(3) Prospects for the Fiscal Year Ending March 31, 2011
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have decided to revise our group’s full-year guidance for the fiscal year ending March 31, 2011 as described in the table below.
Although the forecast of cellular services revenues remains unchanged, the operating revenues forecast has been revised downwards by ¥13.0 billion from the initial guidance to ¥4,209.0 billion mainly due to a decrease in equipment sales revenues.
The forecast of operating income remains unchanged from the original forecast of ¥840.0 billion, an increase of ¥5.8 billion from the prior fiscal year, mainly due to a decrease in network costs and on-going cost cutting efforts.

	Billions of yen
	Year ending	Year ending				Year ended
	March 31, 2011	March 31, 2011	Increase			March 31, 2010
	(Original Forecasts)	(Revised Forecasts)	(Decrease)			(Actual Results)
Operating revenues	¥4,222.0	¥4,209.0	¥(13.0)		(0.3)%	¥4,284.4
Operating income	840.0	840.0	—		—	834.2
Income before income taxes	843.0	838.0	(5.0)		(0.6)%	836.2
Net income attributable to NTT DOCOMO, INC.	497.0	497.0	—		—	494.8
Capital expenditures	675.0	675.0	—		—	686.5
Adjusted free cash flows*	470.0	480.0	10.0		2.1%	416.9
EBITDA*	1,548.0	1,550.0	2.0		0.1%	1,568.1
EBITDA margin*	36.7%	36.8%	0.1	point	—	36.6%
ROCE before tax effect*	15.9%	15.9%	—		—	16.3%
ROCE after tax effect*	9.4%	9.4%	—		—	9.7%

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

The financial forecasts for the fiscal year ending March 31, 2011 are based on the forecasts of the following operating data:

	Million subscriptions/Yen
	March 31, 2011	March 31, 2011	Increase		March 31, 2010
	(Original Forecasts)	(Revised Forecasts)	(Decrease)		(Actual Results)
Cellular services	57.45	57.85	0.40	0.7%	56.08
Cellular (FOMA) services	56.22	56.61	0.39	0.7%	53.20
Cellular (mova) services	1.23	1.24	0.01	0.8%	2.88
i-mode services	49.17	48.87	(0.30)	(0.6)%	48.99
Aggregate ARPU* (FOMA + mova)	¥5,110	¥5,100	¥(10)	(0.2)%	¥5,350
Voice ARPU	2,550	2,540	(10)	(0.4)%	2,900
Packet ARPU	2,560	2,560	—	—	2,450

Note:	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 18 for definition and calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
2. Other Information
(1) Changes in Significant Subsidiaries
None
(2) Application of Simplified or Exceptional Accounting
None
(3) Changes in Significant Accounting Policies, Procedures and Presentation
None

DOCOMO Earnings Release	Six Months Ended September 30, 2010
3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥357,715	¥529,726
Short-term investments	403,010	393,299
Accounts receivable	838,226	745,393
Allowance for doubtful accounts	(15,633)	(15,557)
Credit card receivables	126,009	150,782
Inventories	141,277	174,113
Deferred tax assets	100,545	82,928
Prepaid expenses and other current assets	109,829	115,915

Total current assets	2,060,978	2,176,599

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833	5,536,436
Buildings and structures	830,921	837,679
Tools, furniture and fixtures	516,084	521,941
Land	199,018	199,180
Construction in progress	83,608	107,213
Accumulated depreciation and amortization	(4,500,874)	(4,624,610)

Total property, plant and equipment, net	2,607,590	2,577,839

Non-current investments and other assets:
Investments in affiliates	578,095	551,411
Marketable securities and other investments	151,026	135,425
Intangible assets, net	628,691	642,663
Goodwill	198,436	196,822
Other assets	257,911	254,778
Deferred tax assets	274,048	296,334

Total non-current investments and other assets	2,088,207	2,077,433

Total assets	¥6,756,775	¥6,831,871

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716	¥285,363
Short-term borrowings	78	76
Accounts payable, trade	632,437	513,925
Accrued payroll	54,580	52,840
Accrued interest	995	990
Accrued income taxes	185,890	200,307
Other current liabilities	133,466	116,966

Total current liabilities	1,188,162	1,170,467

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553	323,911
Accrued liabilities for point programs	151,628	194,172
Liability for employees’ retirement benefits	138,447	142,069
Other long-term liabilities	186,539	158,506

Total long-term liabilities	906,167	818,658

Total liabilities	2,094,329	1,989,125

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,347,830	3,549,402
Accumulated other comprehensive income (loss)	(37,379)	(58,328)
Treasury stock, at cost	(381,363)	(381,363)
Total NTT DOCOMO, INC. shareholders’ equity	4,635,877	4,816,500
Noncontrolling interests	26,569	26,246

Total equity	4,662,446	4,842,746

Total liabilities and equity	¥6,756,775	¥6,831,871

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2009	September 30, 2010
Operating revenues:
Wireless services	¥1,893,265	¥1,898,995
Equipment sales	252,542	239,157

Total operating revenues	2,145,807	2,138,152

Operating expenses:
Cost of services (exclusive of items shown separately below)	449,617	451,811
Cost of equipment sold (exclusive of items shown separately below)	340,877	320,830
Depreciation and amortization	337,809	321,967
Selling, general and administrative	532,281	512,074

Total operating expenses	1,660,584	1,606,682

Operating income	485,223	531,470

Other income (expense):
Interest expense	(2,989)	(2,523)
Interest income	668	691
Other, net	(3,021)	(2,630)

Total other income (expense)	(5,342)	(4,462)

Income before income taxes	479,881	527,008

Income taxes:
Current	210,887	204,522
Deferred	(16,764)	8,682

Total income taxes	194,123	213,204

Equity in net income (losses) of affiliates, net of applicable taxes	292	(2,978)

Net income	286,050	310,826

Less: Net (income) loss attributable to noncontrolling interests	(1,332)	(1,079)

Net income attributable to NTT DOCOMO, INC.	¥284,718	¥309,747

Net income	¥286,050	¥310,826
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	14,082	(7,586)
Change in fair value of derivative instruments, net of applicable taxes	(35)	(54)
Foreign currency translation adjustment, net of applicable taxes	11,691	(13,335)
Pension liability adjustment, net of applicable taxes	296	10

Total other comprehensive income (loss)	26,034	(20,965)

Comprehensive income	312,084	289,861

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,346)	(1,063)

Comprehensive income attributable to NTT DOCOMO, INC.	¥310,738	¥288,798

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥6,817.99	¥7,444.81

DOCOMO Earnings Release	Six Months Ended September 30, 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	September 30, 2009	September 30, 2010
Operating revenues:
Wireless services	¥951,470	¥955,098
Equipment sales	109,583	93,809

Total operating revenues	1,061,053	1,048,907

Operating expenses:
Cost of services (exclusive of items shown separately below)	230,286	229,620
Cost of equipment sold (exclusive of items shown separately below)	150,051	136,317
Depreciation and amortization	168,804	163,917
Selling, general and administrative	278,508	228,101

Total operating expenses	827,649	757,955

Operating income	233,404	290,952

Other income (expense):
Interest expense	(1,375)	(1,196)
Interest income	350	334
Other, net	38	(3,641)

Total other income (expense)	(987)	(4,503)

Income before income taxes	232,417	286,449

Income taxes:
Current	121,356	114,855
Deferred	(27,476)	1,286

Total income taxes	93,880	116,141

Equity in net income (losses) of affiliates, net of applicable taxes	(529)	(2,067)

Net income	138,008	168,241

Less: Net (income) loss attributable to noncontrolling interests	(666)	(647)

Net income attributable to NTT DOCOMO, INC.	¥137,342	¥167,594

Net income	¥138,008	¥168,241
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	3,620	1,371
Change in fair value of derivative instruments, net of applicable taxes	(8)	(29)
Foreign currency translation adjustment, net of applicable taxes	2,805	(22,435)
Pension liability adjustment, net of applicable taxes	147	46

Total other comprehensive income (loss)	6,564	(21,047)

Comprehensive income	144,572	147,194

Less: Comprehensive (income) loss attributable to noncontrolling interests	(665)	(624)

Comprehensive income attributable to NTT DOCOMO, INC.	¥143,907	¥146,570

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,288.86	¥4,028.15

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2009	September 30, 2010
Cash flows from operating activities:
Net income	¥286,050	¥310,826
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	337,809	321,967
Deferred taxes	(16,439)	6,377
Loss on sale or disposal of property, plant and equipment	12,973	7,231
Equity in net (income) losses of affiliates	(366)	5,514
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	55,730	92,307
Increase / (decrease) in allowance for doubtful accounts	1,874	(35)
(Increase) / decrease in credit card receivables	(16,735)	(14,213)
(Increase) / decrease in inventories	(54,755)	(32,919)
(Increase) / decrease in prepaid expenses and other current assets	3,987	(5,372)
(Increase) / decrease in non-current installment receivable for handsets	13,982	6,210
Increase / (decrease) in accounts payable, trade	(136,209)	(96,289)
Increase / (decrease) in accrued income taxes	(31,927)	14,437
Increase / (decrease) in other current liabilities	(3,022)	(17,558)
Increase / (decrease) in accrued liabilities for point programs	18,937	42,544
Increase / (decrease) in liability for employees’ retirement benefits	4,951	3,623
Increase / (decrease) in other long-term liabilities	18,259	(29,322)
Other, net	13,437	17,937

Net cash provided by operating activities	508,536	633,265

Cash flows from investing activities:
Purchases of property, plant and equipment	(249,126)	(215,806)
Purchases of intangible and other assets	(132,956)	(124,330)
Purchases of non-current investments	(8,992)	(2,529)
Proceeds from sale of non-current investments	9,124	525
Acquisitions of new subsidiaries, net of cash acquired	(24,904)	—
Purchases of short-term investments	(33,758)	(373,671)
Redemption of short-term investments	6,718	313,394
Long-term bailment for consumption to a related party	—	(10,000)
Short-term bailment for consumption to a related party	—	(20,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(7,231)	(6,236)

Net cash used in investing activities	(441,125)	(348,653)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	(32)
Proceeds from short-term borrowings	138,149	367
Repayment of short-term borrowings	(138,149)	(353)
Principal payments under capital lease obligations	(1,696)	(2,135)
Dividends paid	(100,190)	(108,135)
Other, net	(3)	(1,243)

Net cash provided by (used in) financing activities	(116,889)	(111,531)

Effect of exchange rate changes on cash and cash equivalents	572	(1,070)

Net increase (decrease) in cash and cash equivalents	(48,906)	172,011
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥550,642	¥529,726

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥675	¥301
Cash paid during the period for:
Interest, net of amount capitalized	3,122	2,530
Income taxes	242,683	189,772

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(4) Going Concern Assumption
None
(5) Segment Information
Segment information is as follows:

Three months ended	Millions of yen
September 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,031,139	¥29,914	¥1,061,053
Operating expenses	796,867	30,782	827,649

Operating income (loss)	¥234,272	¥(868)	¥233,404

Three months ended	Millions of yen
September 30, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,017,785	¥31,122	¥1,048,907
Operating expenses	726,629	31,326	757,955

Operating income (loss)	¥291,156	¥(204)	¥290,952

Six months ended	Millions of yen
September 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,089,032	¥56,775	¥2,145,807
Operating expenses	1,599,529	61,055	1,660,584

Operating income (loss)	¥489,503	¥(4,280)	¥485,223

Six months ended	Millions of yen
September 30, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,071,802	¥66,350	¥2,138,152
Operating expenses	1,538,676	68,006	1,606,682

Operating income (loss)	¥533,126	¥(1,656)	¥531,470

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity
None

DOCOMO Earnings Release	Six Months Ended September 30, 2010
4. Appendices
(1) Operating Data for 2nd Quarter of Fiscal Year Ending March 31, 2011
Full-year Forecast: as revised at October 28, 2010

			Fiscal Year			[Ref.]
			Ending Mar. 31,			Fiscal Year
		[Ref.]	2011			Ending Mar. 31,
		Fiscal Year	Six Months	First Quarter	Second Quarter	2011
		Ended Mar. 2010	(Apr.-Sep. 2010)	(Apr.-Jun. 2010)	(Jul.-Sep. 2010)	Full-year Forecast
		Full-year Results	Results	Results	Results	(Revised)
Number of Subscriptions and Other Operating Data
Cellular
Subscriptions	thousands	56,082	56,895	56,515	56,895	57,850
FOMA (1)	thousands	53,203	54,940	54,162	54,940	56,610
Communication Module Service (FOMA)	thousands	1,081	1,349	1,212	1,349	—
mova	thousands	2,879	1,954	2,352	1,954	1,240
Communication Module Service (DoPa)	thousands	521	454	482	454	—
Prepaid	thousands	37	31	36	31	—
Packet Flat-rate Services Subscriptions (2)	thousands	25,767	28,905	27,491	28,905	—
Market Share (3) (4)%		50.0	49.3	49.7	49.3	—
Net Increase from Previous Period (4)	thousands	1,481	812	432	380	1,770
FOMA (1)	thousands	4,163	1,737	959	778	3,400
mova	thousands	(2,682)	(925)	(526)	(398)	(1,640)
Churn Rate (4)%		0.46	0.46	0.44	0.49	—
Number of Handsets (FOMA+mova) Sold (5)	thousands	18,037	9,245	4,615	4,630	—
i-mode
Subscriptions	thousands	48,992	48,914	49,061	48,914	48,870
FOMA	thousands	47,330	47,876	47,758	47,876	48,210
i-mode Subscription Rate (4)%		87.4	86.0	86.8	86.0	84.5
Net Increase from Previous Period	thousands	518	(77)	69	(146)	(120)
i-channel Subscriptions	thousands	16,818	16,747	16,757	16,747	—
i-concier Subscriptions	thousands	4,200	5,410	4,783	5,410	—
sp-mode
Subscriptions	thousands	—	270	—	270	—
ARPU and MOU
ARPU
Aggregate ARPU (FOMA+mova) (6)	yen/month/subscription	5,350	5,190	5,190	5,200	5,100
Voice ARPU (7)	yen/month/subscription	2,900	2,670	2,680	2,660	2,540
Packet ARPU	yen/month/subscription	2,450	2,520	2,510	2,540	2,560
ARPU Generated from International Services (8)	yen/month/subscription	80	90	80	90	90
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,480	5,260	5,260	5,260	5,150
Voice ARPU (7)	yen/month/subscription	2,900	2,670	2,670	2,660	2,530
Packet ARPU	yen/month/subscription	2,580	2,590	2,590	2,600	2,620
ARPU Generated from International Services (8)	yen/month/subscription	80	90	90	90	90
Aggregate ARPU (mova) (6)	yen/month/subscription	3,460	3,320	3,330	3,310	3,260
Voice ARPU (7)	yen/month/subscription	2,870	2,760	2,770	2,750	2,710
Packet ARPU	yen/month/subscription	590	560	560	560	550
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	0	10
MOU
MOU (FOMA+mova) (6)	minute/month/subscription	136	134	133	135	—
MOU (FOMA) (6)	minute/month/subscription	142	137	137	138	—
MOU (mova) (6)	minute/month/subscription	51	45	45	44	—
Others
DCMX Subscriptions (9)	thousands	11,260	11,950	11,640	11,950	12,730

*
Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED” (Number of subscriptions for the fiscal year ended March 31, 2010 includes subscriptions to “Biz-hodai double” in addition to the aforementioned plans.)

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(6)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(7)	Inclusive of circuit-switched data communication

(8)	Inclusive of voice communication and packet communication

(9)	Inclusive of DCMX mini subscriptions

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(2) Definition and Calculation Methods of ARPU and MOU
i.	Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.
ii.	ARPU Calculation Methods
a.	ARPU (FOMA+mova)
•	Aggregate ARPU (FOMA+mova) =	Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)

•	Packet ARPU (FOMA+mova):	{Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)
b.	ARPU (FOMA)
•	Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
c.	ARPU (mova)
•	Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

•	Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2011 (Revised Forecasts) are provided to the extent available without unreasonable efforts.
i. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2010	September 30, 2009	September 30, 2010	September 30, 2010
a. EBITDA	¥1,550.0	¥1,568.1	¥836.0	¥459.1	¥860.7

Depreciation and amortization	(683.0)	(701.1)	(337.8)	(163.9)	(322.0)
Loss on sale or disposal of property, plant and equipment	(27.0)	(32.7)	(13.0)	(4.3)	(7.2)

Operating income	840.0	834.2	485.2	291.0	531.5

Other income (expense)	(2.0)	1.9	(5.3)	(4.5)	(4.5)
Income taxes	(338.0)	(338.2)	(194.1)	(116.1)	(213.2)
Equity in net income (losses) of affiliates	(4.0)	(0.9)	0.3	(2.1)	(3.0)
Less: Net (income) loss attributable to noncontrolling interests	1.0	(2.3)	(1.3)	(0.6)	(1.1)

b. Net income attributable to NTT DOCOMO, INC.	497.0	494.8	284.7	167.6	309.7

c. Operating revenues	4,209.0	4,284.4	2,145.8	1,048.9	2,138.2

EBITDA margin (=a/c)	36.8%	36.6%	39.0%	43.8%	40.3%
Net income margin (=b/c)	11.8%	11.5%	13.3%	16.0%	14.5%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2010	September 30, 2009	September 30, 2010	September 30, 2010
a. Operating income	¥840.0	¥834.2	¥485.2	¥291.0	¥531.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	497.3	493.9	287.3	172.2	314.6
c. Capital employed	5,296.1	5,113.5	5,078.7	5,352.9	5,336.0

ROCE before tax effect (=a/c)	15.9%	16.3%	9.6%	5.4%	10.0%
ROCE after tax effect (=b/c)	9.4%	9.7%	5.7%	3.2%	5.9%

Notes:
Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2010 (or 2009) and 2011 (or 2010)

Capital employed (for six months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2009 (or 2010) and September 30, 2009 (or 2010)

Capital employed (for three months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of June 30, 2010 and September 30, 2010

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending
	March 31, 2011	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2010	September 30, 2009	September 30, 2010	September 30, 2010
Free cash flows excluding changes in investments for cash management purposes	¥480.0	¥416.9	¥94.5	¥237.7	¥284.9

Changes in investments for cash management purposes *	—	(398.0)	(27.0)	(192.1)	(0.3)

Free cash flows	480.0	18.9	67.4	45.6	284.6

Net cash used in investing activities	(686.0)	(1,163.9)	(441.1)	(346.3)	(348.7)
Net cash provided by operating activities	1,166.0	1,182.8	508.5	392.0	633.3

Note: *
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2011. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2011 due to the difficulties in forecasting such effect.

DOCOMO Earnings Release	Six Months Ended September 30, 2010
5. Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.
(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12)	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.
(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

NTT DOCOMO, INC. Results for the first six months of the fiscal year ending Mar. 31, 2011 October 28, 2010 Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 1Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provi sion of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. (12) Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. RESULTS FOR 2Q OF FY2010

FY2010/1H (1Q+2Q cumulative) Financial Results Highlights Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 3

FY2010/1H (1Q+2Q cumulative) Financial Results

U.S. GAAP

	2009/4-9 (1H) (1)	2010/4-9 (1H) (2)	Changes (1) → (2)	FY2010 (Full-year forecast) (3) Revised	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	2,145.8	2,138.2	-0.4%	4,209.0	50.8%
Cellular Services Revenues (Billions of yen)	1,766.2	1,735.5	-1.7%	3,405.0	51.0%
Operating Expenses (Billions of yen)	1,660.6	1,606.7	-3.2%	3,369.0	47.7%
Operating Income (Billions of yen)	485.2	531.5	+9.5%	840.0	63.3%
Income Before Income Taxes (Billions of yen)	479.9	527.0	+9.8%	838.0	62.9%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	284.7	309.7	+8.8%	497.0	62.3%
EBITDA Margin (%)*	39.0	40.3	+1.3 Points	36.8	-
Adjusted Free Cash Flow (Billions of yen) *	94.5	284.9	+201.6%	480.0	59.4%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR 2Q OF FY2010

SLIDE No. 4FY2010/1H (1Q+2Q cumulative) Financial Results Highlights (1) ?FY2010/1H (1Q+2Q cumulative) Financial Results Highlights: Favorable growth of net additions No. of net adds: 810,000. of Initiatives to address new markets(Up 230,000 (39%) year-on-year) — -e.g., smartphones,e.g., PC data devices, Achieved YOY increase (up 5.0%)(up 5. in total digital photo frames, etc. .handset sales for the first time in 3 years fi in 3 Accelerated growth of packet ARPU Expansion of packet flat-rate -Up ¥90 year-on-year — - (FY2010/2Q) services subscriptions Packet revenues: Up ¥49.1 billion (6.2%) year-on-year .1 (6. -on- Growth of new business domains Expansion of “other revenues” ((Overseas platform/home shopping/credit services) s Up ¥36.4 billion year-on-year .4 — - Continual efficiency improvement of network-related costs — Decreased operating expenses Down ¥53.9 billion year-on-year Reduction of general expenses RESULTS FOR 2Q OF FY2010

SLIDE No. 5

FY2010/1H(1Q+2Q cumulative) Financial Results Highlights (2)

Key factors behind YOY changes in operating income


Impact of "Value Plan": Down approx. ¥55.0 billion
Operating income ¥485.2 billion
Decrease in voice revenues: Down ¥79.8 billion
Increase in packet revenues: Up ¥49.1 billion
Increase in other revenues: Up ¥36.4 billion
Decrease in equipment sales revenues: Down ¥13.4 billion
Decrease in equipment sales expenses*1: Down ¥29.4 billion
Decrease in network-related costs*2: Down ¥36.5 billion
Increase in other expenses: Up ¥12.1 billion
Operating income ¥531.5 billion
Up ¥46.2 billion (+9.5%) year-on-year
Operating revenues: Down ¥7.7billion
Operating expenses: Down ¥53.9 billion
FY2009/1H
FY2010/1H

*1: Sum of cost of equipment sold and distributor commissions

*2: Sum of communication networks charges, depreciation and amortization , and loss on disposal of property, plant and equipment

RESULTS FOR 2Q OF FY2010

SLIDE No.6 50%-OFF Monthly Charge Discount Plans/“Value Plan” · Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80% Negative impact on revenues became insignificant · Number of “Value Plan” subscriptions continued to increase 50%-Off Monthly Charge Discount Plans — “Value Plan” subscriptions/ No. of subs & subscription rate . of & “Value Course” selection rate : 50%-OFF monthly charge discount plan subscription rate : “Value Course” selection rate*3 : No. of users subscribing to “Family Discount"*1+“Ichinen Discount” : No. of “Value Plan” subscriptions for over 10 years : No. of “MAX Discount"*2subscriptions Subscription rate: Subscription rate: 65% (Subscription rate: %) (Million subs) (Selection rate: %) (Million subs) 90% 50 100% 40 80% 45 90% 35 70% 40 80% 30 60% 35 70% 25 50% 30 60% 20 40% 25 50% 15 30% 20 40% 10 20% 15 10% 10 30% 5 0% 5 20% 0 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/6 *1: Inclusive of “Office Discount” and “Business Discount” subscriptions *3: Percentage of users who chose “Value Course” among total users who purchased *2: “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50” a handset using new handset purchase methods RESULTS FOR 2Q OF FY2010

SLIDE No. 7

Cellular（FOMA+mova）ARPU

- FY2010/2Q aggregate ARPU: ¥5,200 (down 4.1% year-on-year)
  packet ARPU: ¥2,540 (up 3.7% year-on-year)


(yen)
8,000
6,000
4,000
2,000
0
FY2008 Aggregate ARPU:
¥5,710 (Down 10.2% year-on-year)
Voice: ¥3,330 (Down 20.0% year-on-year)
Packet: ¥2,380 (Up 8.2% year-on-year)
FY2009 Aggregate ARPU:
¥5,350 (Down 6.3% year-on-year)
Voice: ¥2,900 (Down 12.9% year-on-year)
Packet: ¥2,450 (Up 2.9% year-on-year)
FY2010
5,890
5,860
5,730
5,390
5,440
5,420
5,470
5,060
5,190
5,200
5,100
2,330
2,410
2,390
2,420
2,430
2,450
2,440
2,470
2,510
2,540
2,560

	4-6(1Q)	7-9(2Q)	10-12(3Q)	09/1-3(4Q)	4-6(1Q)	7-9(2Q)	10-12(3Q)	10/1-3(4Q)	4-6(1Q)	7-9(2Q)	FY2010 (Full-year forecast)
Voice ARPU	3,560	3,450	3,340	2,970	3,010	2,970	3,030	2,590	2,680	2,660	2,540
Packet ARPU	2,330	2,410	2,390	2,420	2,430	2,450	2,440	2,470	2,510	2,540	2,560
(Incl.) Int'l services ARPU	80	90	80	70	70	80	80	80	80	90	90
YOY changes in packet ARPU (%)	9.9	9.0	8.6	6.6	4.3	1.7	2.1	2.1	3.3	3.7	4.5

◆ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document

RESULTS FOR 2Q OF FY2010

SLIDE No.8 Total Handset Sales · Total no. of handsets sold in FY2010/1H: 9.24 million units (Up 5.0% year-on-year)· Full-year forecast: 18.70 million units (Million units) 16.0 : Total no. of handsets sold (docomo + au + SOFTBANK) Full-year forecast: 18.70 million : Total no. of handsets sold (docomo) (Up 3.5% year-on-year) 12.0 8.0 FY2010/1Q FY2010/2Q (3 months) (3 months) Up 6.2% Up 3.7% year-on-year year-on-year 5.32 5.35 5.03 4.95 4.0 4.51 4.34 4.46 4.20 4.61 4.63 FY2008 (full-year): 20.13 million FY2010/1H: FY2009 (full-year): 18.04 million (Down 21.8% year-on-year) 9.24 million (Down 10.4% year-on-year) (Up 5.0% YOY) 0 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY2008 FY2009 FY2010 Calculated based on financial results materials of each company Handsets sold by TU-KA and EMOBILE are not included RESULTS FOR 2Q OF FY2010

SLIDE No. 9Churn Rate E FY2010/1H churn rate: 0.46% ¡Cellular (FOMA+mova) Churn Rate (%) FY2007 full-year churn rate: 0.80% FY2008 full-year churn rate: 0.50% FY2008 full-year churn rate: 0.46% 2.00 1.50 SoftBank 1.00 0.94KDDI (au) 0.85 0.68 0.74 0.510.52 0.52docomo 0.50 0.440.46 0.450.490.49 0.440.44 £MAX Discount services (Aug. 07) £Value Course (Nov. 07) 0.00 1Q2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q FY2007FY2008FY2009FY2010 ŸBased on financial results materials of each company RESULTS FOR 2Q OF FY2010

SLIDE No. 10No. of Net Additions E Total no. of net additions for FY2010/1H: 810,000 (Up 230,000 (39%) year-on-year) E FY2010 full-year forecast revised to 1.77 million (Up 400,000 from initial forecast) ¡No. of net additions: FY2008 : FY2009 (Million subs): FY2010 100 1.00 0.800.90 0.81 0.600.66 0.59 0.55 0.40 0.20 0 0 FY2008FY2009FY2010FY2008FY2009 #ãŠú First half i4-9ŒŽj Second half‰ºŠúi10-3ŒŽj RESULTS FOR 2Q OF FY2010

SLIDE No.11 Subscriber Migration to FOMA · No. of subscribers who have migrated to FOMA in FY2010/1H : 0.79 million FY2010/2Q (3 months) (3 No. of migrationsNo. of (Million subs) Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions 340,000 6,000 60.0 56.51 56.89 57.85 55.44 56.08 1.24 54.16 54.60 54.86 55.19 1.95 53.39 53.63 53.94 2.88 2.35 3.93 3.39 mova 5.56 4.62 50.0 7.49 6.66 5,000 8.43 9.44 56.61 54.16 54.94 (98%) 40.0 53.20 (95.8%) (96.6%) 4,000 52.05 51.26 (94.9%) 50.25 (93.9%) 49.04 (92.9%) 47.49 (91.6%) (89.8%) 46.44 (87.7%) 45.20 30.0 43.95 (86.1%) 3,000 (84.3%) (82.3%) 2,000 20.0 1,000 10.0 00 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 11/3 (Forecast) FY2007 FY2008 FY2009 FY2010 Inclusive of Communication Module Service subscriptions RESULTS FOR 2Q OF FY2010

Principal Actions and Results Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 13

Principal Actions for FY2010

Actions for customer satisfaction improvement

Brush up quality of all customer interfaces joining forces of the entire company

(After-sales support, billing plans, customer treatment at shops, etc.)

Actions for increasing packet usage

- Expansion of smartphone market
- Growth of flat-rate subscriptions
- Expanded sales of new devices [PC data devices, mobile Wi-Fi router, digital photo frame, etc.]
- Execution of measures for boosting packet usage of medium/light users

New actions

- LTE service launch
- E-books, car navigation service

RESULTS FOR 2Q OF FY2010

SLIDE No. 14Customer Satisfaction Improvement (1) EContinued/implemented various measures aimed at improving area quality and after-sales support Field staff dispatch within 48 hoursFree battery pack/portable charger Visit &¡FY2010/1H:¡FY2010/1H: Investigate Approx. 31,000 visitsApprox. 4.21 million units Battery pack ¡Cumulative after launch: (Since Oct. 1, 2008) ¡Cumulative after revamping Approx. 99,000 visitsprogram: (Since Jul. 1, 2009) Portable chargerApprox. 1033 million units “Mobile Phone Checking Service“Water-logged handset data restoration service ¡FY2010/1H: ¡FY2010/1H: Approx. 3.56 million casesNo. of cases accepted:Approx. 48,000 Successful restoration rate: Approx. 81% Tester ¡Cumulative after launch: (Since Jul. 1, 2009)¡Cumulative after launch: (Since Nov. 1, 2008) Approx. 7.08 million cases No. of cases accepted:Approx. 137,000 Successful restoration rate: Approx. 78% RESULTS FOR 2Q OF FY2010

SLIDE No. 15

Customer Satisfaction Improvement (2)

- Received No.1 rating in J.D. Power Asia Pacific Japan Business Mobile Phone/PHS Service Customer Satisfaction Index Study for 2 straight years (Sept. 16, 2010)*1
- Received No. 1 rating in Nikkei BP Consulting customer satisfaction survey on mobile data communications services users for 2 straight years*2
- Aim to receive No. 1 customer satisfaction rating also for consumer services

Awarded No.1 for 2 straight years

Overall score | **No. 1**

- Responsiveness of sales contact
- Service content
- Service quality
- Cost


Overall satisfaction score
docomo
641
Industry average
609

Scores improved in all elements

Data card users

No. 1 satisfaction scores for:
- Service area
- Communication quality
- Overall rating

*2

Received highest score in 6 items out of total 15 items including "overall satisfaction"

- Area coverage (Outdoor & indoor)
- Communication quality
- Responsiveness of retailer/shop attendants
- After-sales support

Aim to achieve No. 1 customer satisfaction rating

*1 Source: J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone/PHS Service Customer Satisfaction Index Study℠. Study results was based on 3,222 responses from individuals responsible for supervising or deciding upon telephone services at 2,345 businesses with more than 100 employees. (Each respondent evaluated up to two mobile telephone/PHS providers). www.jdpower.co.jp

*2 Source; Nikkei BP Consulting "2nd Mobile data devices customer satisfaction survey: area coverage (outdoor), area coverage (indoor) , communications quality (disruption of connection), responsiveness of retailer/shop attendants, after-sales support scores"

RESULTS FOR 2Q OF FY2010

SLIDE No.16 Growth of Packet ARPU · Year-on-year growth rate of packet ARPU has accelerated · No. of packet flat-rate services subscriptions grew to approx. 28.90 million as a result of aggressive promotion YOY packet ARPU comparison No. of packet flat-rate services subs*2/Subscription rate*3 (Growth rate) (Yen) (Subscription rate) (Million subs) Subscription rate: Subscription rate: 4.0% 2,550 70% 35 58% : YOY growth rate*1(%) : Subscription rate (left axis) : Packet ARPU (yen) 60% 30 : No. of subs (right axis) 3.0% 2,500 50% 25 40% 20 2.0% 2,450 30% 15 20% 10 1.0% 2,400 FY2010 Targets No. of packet flat-rate services subs: No. of flat-rate subs: 31.90 million 31.90 10% Packet flat-rate services subscription rate: 63% flat-rate rate: 63% 5 0.0% 2,350 0 0% 0 1Q 2Q 3Q 4Q 1Q 2Q 09/6 09/9 09/12 10/3 10/6 10/9 FY2009 FY2010 *1: Excludes impact of i-mode monthly charge hike applied from June 2008 *2: Include subscriptions to “Pake-hodai”, “Pake-hodai full”, “Pake-hodai double”, “Pake-hodai simple”, “Biz-hodai” services and flat-rate data plans *3: Packet flat-rate services subscription rate=No. of packet flat-rate services subscriptions/(Total FOMA i-mode subscriptions + No. of flat-rate subs without i-mode subscription+ No. of data plan subs) RESULTS FOR 2Q OF FY2010

SLIDE No. 17

i-mode Packet Usage Expansion (1)

- Actively guide users to "docomo map navi" navigation service from the location information contained in iMenu, i-concier and other service.
- Provide maps by DOCOMO and allow free access by content providers, to stimulate the use of maps by end users and thereby increase packet usage

"docomo map navi"

(Planned launch; Oct. 29, 2010)

Location information contained in i-mode sites, etc.

Current location/Address info

- iMenu
- i-mode sites
- i-concier & various other services


map

Newly add "map" to iMenu to enable quick display of current location

Displays map with one click

Guide to "docomo map navi"

ドコモ地図ナビ TM
powered by いつもNAVI

Display map

Display route

Linkage between map apps and navigation service


Link

Capture medium/light users who had been reluctant to use application maps

RESULTS FOR 2Q OF FY2010

SLIDE No. 18

i-mode Packet Usage Expansion (2)

- Enrich variety of services and content that can be used by medium/light users

i Bodymo

Mobile phone carried by user all the time assists user's health management with fun

Exercise support	Diet support	Continue with fun
Daily step count management Walking/jogging Fitness check	Calorie intake & nutrition balance check Daily diet management	Game that progresses based on step count Exchange medals earned based on exercise/meal records with various prizes


2239


No. of subscriptions
(Million subs)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
May
Jun
Jul
Aug
Sep

No. of subscriptions topped 500,000 and continues to grow steadily

"docomo-no-omake"

Gives complimentary original content gifts(="*Omake*") created from our advertisement frame "Walk with you" to the winners of lottery among the i-mode users who accessed our specially developed web site


"Omake"
PUSH
Win
Lose
1 try per day
Gives away original standby screen, "*chaku-uta*" songs and other original goods available only on this site

Boost content usage of medium/light users

RESULTS FOR 2Q OF FY2010

SLIDE No. 19“i-concier” (1) E Total “i-concier” subscriptions topped 5.40 million, and no. of content titles continued to increase steadily ¡No. of subscriptions“Pre-Colle” Premium Collection (Million subs) 6.00 Delivers information concerning new products, t h5.41 r o wsale and complimentary gifts of prominent brands 4.00tg4.78 f a s a d4.20 t eToruCa coupon S 3.10of each brandInformation 2.00 2.34 1.56 0.93 11/8 2010 ,l,#,Ž10F00 08/ 12 09/ 3 09/ 06 09/ 09 09/ 12 10/ 3 10/ 6 10/ 9 ¡No. of content posted on iMenuStarbucks Coffee (titles)ToruCa was updated. ,U,O,OPike Place Roast now h t611707available in Japan r o w tg f a s493548 a d t e423 ,S,O,OS 332 ,Q,O,O 191244 08/ 12 09/ 3 09/ 6 09/ 9 09/ 12 10/ 3 10/ 6 10/ 9 RESULTS FOR 2Q OF FY2010

SLIDE No. 20

"i-concier" (2) - Information Sites Powered by "i-concier" -

- No. of content providers increased significantly after launch of B-to-B-to-C model
- Information unique and relevant to each region delivered by local businesses/retailers

Assists attraction of customers and sales promotion with "i-concier" based on B-to-B-to-C model

Easy

Content provider only need to prepare a PC with Internet connection



Low cost

Service provided for ¥630/month (tax included)

Server required for information delivery to be prepared by DOCOMO

Effective

Messages can be displayed on standby screen



Coupons delivered can be updated anytime



Posting on DOCOMO's mobile site

Shop information can be posted as part of search results of shops near user's current location, etc.



■ No. of "i-concier" content providers


800
700
600
500
400
300
200
100
0
10/3
10/6
10/9

Types of content delivered using information sites powered by "i-concier"

<Use ranking by industry>

No. 1: Restaurants/bars

No. 2: Supermarkets/ drug stores

No. 3: Hair/nail salons

RESULTS FOR 2Q OF FY2010

SLIDE No. 21

Smartphones (1)

- Released Galaxy S, which sold more than 5.00 million units worldwide, on Oct. 28, 2010
- Galaxy Tab scheduled to go on sale in late November 2010



GALAXY S

"Super high-resolution smartphone"

SUPER AMOLED (super organic EL) display

4-inch large touch panel screen

Full high-vision video playback, high-vision video shooting

Light (118g) and slim (less than 10 mm)

GALAXY Tab

All-around "exceptionally portable tablet"

7-inch large touch panel screen

Weight: 382g, Thickness: 12.1mm

Exceptionally portable tablet device that can be held easily with one hand

Android Ver. 2.2 OS

Flash Player 10.1

Multi-touch

Support of docomo services

sp mode

ドコモマーケット docomo market

e-book trial service

RESULTS FOR 2Q OF FY2010

SLIDE No. 22

Smartphones (2)

- Further enrich product lineup, content and services
- Sales accelerated following the launch of “sp-mode”. Smartphone adoption expected to expand in full scale

Rich lineup of products



Xperia™ dynapocket LYNX BlackBerry Bold 9700

2010 Winter/Spring: 7 new models (planned)



Galaxy S Galaxy Tab

Enrich product lineup to cater to diverse customer needs

Model compatible with *Osaifu-keitai* e-wallet

Model compatible with one-seg broadcasting

Enrichment of content/services

“sp-mode” (Launched Sept. 1, 2010)

(ISP for smartphones)

sp mode

Mail service (@docomo.ne.jp)
- Pictogram
- Deco-mail

Content payment service

Access restriction service

340,000 subs

(As of Oct. 24, 2010)

“docomo market”

(Portal site for smartphones)

ドコモマーケット

353 content titles (As of Oct. 1, 2010)

Android market content: Over 135,000 content titles (As of Sept. 30, 2010)

Targets for Mar. 31, 2011:

Selected high-quality content **Approx. 700**

Music/video: 1,000 titles

Deco-mail content: 10,000 pcs

E-books: 100,000 titles

◆ Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB

RESULTS FOR 2Q OF FY2010

SLIDE No.23 PC Data Communications (1) · Both no. of devices sold and subscriptions achieving favorable growth Data card users PC data device sales Data plan* subscriptions No. 1 satisfaction scores for: - Service area Forecast as of Mar. 31, 2011: FY10 full-year sales target: — Communication quality - Overall rating Approx. 1.50 million Approx. 700,000 •Source: Nikkei BP Consulting“2ndMobile data devices customer (Million subs) satisfaction survey: area coverage (outdoor), area coverage (indoor) , 1.21 communications quality (disruption of connection), responsiveness of 1.20 retailer/shop attendants, after-sales support scores” 0.77 (1,000 units) : Flat-rate data plans 1.07 200 1.00 : Usage -based billing plans 0.65 0.96 0.55 0.80 0.80 0.40 0.67 0.60 0.58 0.28 0.53 0.50 100 0.47 0.20 0.44 0.12 0.160.40 0.08 0.10 0.20 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 FY2008 FY2009 FY2010 * Total number of subscriptions to usage-based billing plans, “Flat-Rate Data Plan Standard” and “Flat-Rate Data Plan 64K” (including “Value Plans”) RESULTS FOR 2Q OF FY2010

SLIDE No.24 PC Data Communications (2) · Prepare proper environment to have customers choose our services, with the aim of further reinforcing data device sales Create environment to have customers choose DOCOMO Product lineup Billing plan Product lineup that allows use of service with Extend period of discount campaign for various devices new subscribers (Until Dec. 31, 2010) FY2011 elease inedfor r Plann Rates(Conceptual) LTE/3G-enabled -mobile Wi-Fi router Wi-Fi PC with built-in Rate (yen/month) communication module 5,985 USB/card-type 4,410 Planned for release Offer discount of within 2010 ¥1,575/month for 1 year Int’l roaming-enabled Mobile Wi-FI router Broad area coverage/Favorable data speeds RESULTS FOR 2Q OF FY2010

SLIDE No. 25

LTE (1)

- Steadily moved ahead with preparations for planned service launch in Dec. 2010
- Provide brand-new services leveraging LTE's distinctive features—"high-speed", "large-capacity" and "low-latency" transmission

■ LTE's distinctive features

High-speed	Large-capacity	Low-latency
Transmission rate	Spectrum efficiency	Transmission latency (maximum effect)
Approx. 10-fold*	Approx. 3-fold	Approx. 1/4

(Comparison with FOMA (HSPA) service)

Area expansion using an overlay approach to existing 3G areas


3G area
LTE areas

■ Service brand/logo

Xi™

X i (Pronounced "Crossy")

The "X" denotes both "connection" and "infinite possibility", and the "i" both individual user" and "innovation.

* Comparison of LTE max. downlink speed of 75Mbps with HSPA max. downlink speed of 7.2Mbps

RESULTS FOR 2Q OF FY2010

SLIDE No. 26

LTE (2)

- Planned base station deployment in FY2010: Approx. 1,000 BTSs in Tokyo/Nagoya/Osaka
- Details concerning devices/billing plans to be announced on Nov. 8, 2010


FY2010
FY2011
FY2012
LTE-related CAPEX: Approx ¥35.0 billion
Approx. ¥100.0 billion
Approx. ¥170.0 billion
(From June 2010)
Trial operation of commercial network
(Dec. 2010)
LTE service launch
Data communication device
Mobile Wi-Fi router (planned)
Handset-type device (planned)
Cumulative no. of base stations: Approx. 1,000 BTSs
(breakdown) Tokyo: Approx. 800
Nagoya: Approx. 100
Osaka: Approx. 100
Approx. 7% POP coverage
Approx. 5,000 BTSs
Approx. 20% POP coverage
Approx. 15,000 BTSs
Approx. 40%
POP coverage
Major cities across Japan
Prefectural capital-size cities
Tokyo/Osaka/Nagoya

RESULTS FOR 2Q OF FY2010

SLIDE No. 27

E-Book Service

- Promote E-publishing and retail business jointly with Dai Nippon Printing, Co., Ltd (DNP). Study possible formation of a joint-venture company.
- E-book trial service for smartphones launched on Oct. 28, 2010.


DNP
Coexistence of real & cyber services
docomo
Provision of original content at book stores
One-stop management of physical and electronic books (Bookshelf service)
Digital books purchased at electronic stores
Books purchased at physical stores
Point sharing with physical stores
A new service leveraging DOCOMO's communications technologies, DNP's publishing know-how and customer base of two companies
Trial e-book service for smartphones
Wide array of content (Plan to offer approx. 60 types)
No content fee (free)*
(Trial period: Until Dec. 27, 2010)
Dedicated e-reader devices
Smartphones
Tablet devices
In your favorite place
At a time of your convenience
In a style you like
Wi-Fi
FOMA
In a cafe
In your living room
In a train
Use on various devices (multi-device)
Use in various locations (multi-access)

* Free service provided to customers who agree to reply to survey. Packet communications fee to be charged separately.

RESULTS FOR 2Q OF FY2010

SLIDE No.28 docomo Drive Net · Plan to start “docomo Drive Net” information delivery service for car navigation systems in November 2010 · Aim to invigorate the wireless navigation market through the convergence with mobile services and advancing the functional capabilities of “docomo Drive Net” service ed d n nn e pllaa n Latest map Latest area info. io nnp . nssioxp aa n Traffic info. eexp . icee errvvic Local ads SSe Update POI content*1d ed difference with Online VICS n nn e pllaa n current map + io nn pnssioxp aa n Probe*2 eexpicee errvvic SSe Link with mobile PC PC/mobile Latest Group services Latest Traffic Disaster linkage map update location area info. info. info. sharing Access site & search ed d Mobile phone n nn e pllaa nio nn pnssioxp aa n eexp Navigation system with icee Smartphone + car-mount cradle errvvic Other devices built-in comm. module + — SSe -in . App compatible with “Drive Net” (car navigation & map) Mobile Car-mount Smartphone phone cradle Tablets, etc. *1: POI (Point of Interest): Information on various facilities linked with current location or drive route, etc. *2 Probe: Location information obtained from traveling vehicles RESULTS FOR 2Q OF FY2010

SLIDE No.
29

Mobile Multimedia Broadcasting Service

- Multimedia Broadcasting, Inc., an investee of DOCOMO, won the approval for building the infrastructure for multimedia broadcasting service for mobile devices
- Aim to realize unprecedented services converging broadcasting and telecommunications mmbi
(Multimedia Broadcasting, Inc.)
docomo
フジテレビジョン
ニッポン放送
ITOCHU
スカパーJSAT
日テレ
tv asahi
TBSホールディングス
dentsu
住友商事株式会社
Base station
File casting service
Movies
Newspaper
Drama
Music
Book
Game
Automatic data storage
Streaming service
Sports
News
Concert
Live broadcast viewing

Rich portfolio of content

Ally with partner who owns strength in content business (e.g., broadcasters)

Affordable rates

Plan to offer services at reasonable rates starting from approx. ¥300/month

Broad adoption of compatible devices at an early date

Over 50.00 million units of devices expected to be adopted (In 5th year after service launch)

RESULTS FOR 2Q OF FY2010

SLIDE No. 30Global Expansion -TTSL/TTML (India) EGrew to India’s 4th largest mobile operator with over 80 million subscribers E Plan to launch 3G services in Nov. 2010, ahead of other carriers who won 3G license as a result of spectrum auction*1 TTSL/TTML (India)¡3G service Plan to launch services progressively from Nov. 5, 2010, Total subscriptions: Topped 80 million in 9 circles where TTSL/TTML won license (October 2010) ¡No. of subscriptions*2Jammu & Subscriber Punjab Kashmir Himachal (Million subs)share: 80Pradesh 11.5% No. of subscriptions more than Haryana doubled compared to Mar. 2009UP(W) Delhi 70 when DOCOMO made investment., making TTSL the No. 4 operator Assam, in India by market shareRajasthanNorth East 60UP(E) Bihar MadhyaWest GujaratBengal 50Subscriber.Pradesh share:Kolkata Maharashtra Orissa 8.9% 40GSM service launch GSM Mumbai (Jun. 24, 2009) (Jun. 24, 2009) Andhra 30Pradesh 09/4 5 6 7 8 9 10 11 12 10/1 2 3 4 5 6 7 8 ¡GSM roll-out (brand: TATA DOCOMO)Karnataka Chennai Tamil Kerala Service areas18 circlesNadu (As of Aug. 2010)(Out of India’s total 22 circles) *1: BSNL/MTNL launched 3G services in 2009. *2: No. of subscriptions and market share are the total of GSM and CDMA services of TTSL and TTML (Source: TRAI) RESULTS FOR 2Q OF FY2010

Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 33Cellular(FOMA+mova) E MOU for FY2010/1H was 134 minutes (Down 1.5% year-on-year) (minutes)(%) 20025 180FY08 full-year MOU: 137 minutes FY08 full-year MOU: 137 FY09 full-year MOU: 136 minutes FY09 full-year MOU: 136 20 (Down 0.7% year-on-year) 0.7% year-on-year)(Down 0.7% year-on-year) 0.7% year-on-year) 16015 14010 1205 1000 80-5 60-10 40-15 20-20 0-25 4-6(1Q)7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q)7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q)7-9(2Q) MOU (left axis)137138139133135137138133133135 YOY changes in MOU (right axis)-2.1-1.40-1.5-1.5-0.7-0.70-1.5-1.5 ŸFor an explanation on MOU, please see “Definition and Calculation Methods of MOU and ARPU” in this presentation. RESULTS FOR 2Q OF FY2010

SLIDE No. 34Operating RevenuesU.S. GAAP (Billions of yen) 6,000 5,000 4,209.04,222.0 4,000 Down 0.4% 3,000 2,145.82,138.2 2,000 1,000 0 (Billions of yen)2011/3 (Full year2011/3 (Full year 2009/4-9i1H)2010/4-9i1H) forecast)forecast) (Announced 10/28/2010) (Announced 4/28/2010) Equipment sales revenues252.5239.2 464.0 477.0 Other revenues127.1163.5 340.0 340.0 Cellular services revenues (voice, packet)1,766.21,735.5 3,405.0 3,405.0 Ÿ“International services revenues” are included in “Cellular services revenues (voice, packet)”. RESULTS FOR 2Q OF FY2010

SLIDE No. 35Operating ExpensesU.S. GAAP (Billions of yen) 5,000 4,000 3,369.03,382.0 Down 3.2%3,000 1,660.61,606.72,000 1,000 0 2011/3 (Full year 2011/3 (Full year (Billions of yen)2009/4-9i1H)2010/4-9i1H) forecast)forecast) (Announced 10/28/2010) (Announced 4/28/2010) Personnel expenses126.8 129.4 265.0 267.0 Taxes and public duties19.6 19.5 39.0 40.0 Depreciation and amortization337.8 322.0 683.0 682.0 Loss on disposal of property, plant and18.6 12.6 44.0 49.0 equipment and intangible assets Communication network charges155.8 141.1 267.0 271.0 Non-personnel expenses1,001.9 982.1 2,071.0 2,073.0 (Incl.) Revenue-linked expenses*597.2542.71,123.01,124.0 (Incl.) Other non-personnel expenses404.7439.4948.0949.0 * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service RESULTS FOR 2Q OF FY2010

SLIDE No. 36Capital Expenditures (Billions of yen) 800 675.0675.0700 600 500 Down 2.0% 400 316.1309.8 300 200 100 0 (Billions of yen)2011/3 (Full year2011/3 (Full year 2009/4-9i1Hj2010/4-9i1Hj forecast)forecast) (Announced 10/28/2010)(Announced 4/28/2010) Other (information systems, etc.)58.259.9 160.0 160.0 Mobile phone business (LTE)-10.5 32.0 35.0 Mobile phone business (FOMA)215.5185.7 371.0 375.0 Mobile phone business (mova)3.12.6 5.0 3.0 Mobile phone business (Other)39.451.1 108.0 102.0 RESULTS FOR 2Q OF FY2010

SLIDE No. 37

Operational Results and Forecasts

				2009/4-9 (1H) (1)	2010/4-9 (1H) (2)	Changes (1)→(2)	2011/3 (Full-year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1			55,186	56,895	+3.1%	57,850
	mova			3,928	1,954	-50.3%	1,240
	FOMA			51,258	54,940	+7.2%	56,610
	i-mode			48,670	48,914	+0.5%	48,870
	sp-mode			-	270	-	-
	Communication Module Services			1,536	1,803	+17.4%	1,920
	Market share (%)			50.3	49.3	-1.0 Points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		8,808	9,245	+5.0%	-
		mova	New	8	4	-52.9%	-
			Replacement	4	2	-57.1%	-
		FOMA	New	2,057	2,376	+15.5%	-
			Migration from mova	1,400	792	-43.4%	-
			Other*2	5,339	6,070	+13.7%	-
	Churn rate (%)			0.45	0.46	+0.01 Points	-
	ARPU（FOMA+mova）(yen)*3			5,430	5,190	-4.4%	5,100
	MOU（FOMA+mova）(minutes)*3			136	134	-1.5%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
*2 Other includes purchases of additional handsets by existing FOMA subscribers.
*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR 2Q OF FY2010

SLIDE No. 38FY2010/2Q Financial ResultsUS GAAP 2009/7-92010/7-9Changes (2Q) (1)(2Q) (2)(1) ¨(2) Operating Revenues 1,061.11,048.9-1.1% (Billions of yen) Cellular Services Revenues 884.3871.3-1.5% (Billions of yen) Operating Expenses 827.6758.0-8.4% (Billions of yen) Operating Income 233.4291.0+24.7% (Billions of yen) Income Before Income Taxes232.4286.4+23.2% iBillions of yenj Net Income attributable to NTT DOCOMO, INC.137.3167.6+22.0% (Billions of yen) EBITDA Margin (%) *38.643.8+5.2 Points Adjusted Free Cash Flow 185.3237.7+28.3% (Billions of yen) ** ŸConsolidated financial statements in this document are unaudited. ŸAdjusted free cash flow excludes the effects of changes in investment for cash management purposes derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. * For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP and the IR page of our website, www.nttdocomo.co.jp. RESULTS FOR 2Q OF FY2010

SLIDE No.39 Definition and Calculation Methods of MOU and ARPU MOU (Minutes of usage): Average communication time per one month per one user. ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARP U excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + Packet ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova) Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) Packet ARPU (mova): Packet ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) Number of active subscriptions used in ARPU and MOU calculations are as follows: Quarterly data: sum of “No. of active subscriptions in each month"* of the current quarter Half-year data: sum of “No. of active subscriptions in each month"* of the current half Full-year data: sum of “No. of active subscriptions in each month"* of the current fiscal year * “No. of active subscriptions in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2 The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU. RESULTS FOR 2Q OF FY2010

SLIDE No. 40

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

Billions of yen

	Year ending March 31, 2011 (Revised Forecasts)	Year ended March 31, 2010	Six months ended September 30, 2009	Three months ended September 30, 2010	Six months ended September 30, 2010
a. EBITDA	¥ 1,550.0	¥ 1,568.1	¥ 836.0	¥ 459.1	¥ 860.7
Depreciation and amortization	(683.0)	(701.1)	(337.8)	(163.9)	(322.0)
Loss on sale or disposal of property, plant and equipment	(27.0)	(32.7)	(13.0)	(4.3)	(7.2)
Operating income	840.0	834.2	485.2	291.0	531.5
Other income (expense)	(2.0)	1.9	(5.3)	(4.5)	(4.5)
Income taxes	(338.0)	(338.2)	(194.1)	(116.1)	(213.2)
Equity in net income (losses) of affiliates	(4.0)	(0.9)	0.3	(2.1)	(3.0)
Less: Net (income) loss attributable to noncontrolling interests	1.0	(2.3)	(1.3)	(0.6)	(1.1)
b. Net income attributable to NTT DOCOMO, INC.	497.0	494.8	284.7	167.6	309.7
c. Operating revenues	4,209.0	4,284.4	2,145.8	1,048.9	2,138.2
EBITDA margin (=a/c)	36.8%	36.6%	39.0%	43.8%	40.3%
Net income margin (=b/c)	11.8%	11.5%	13.3%	16.0%	14.5%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding changes in investments for cash management purposes

Billions of yen

	Year ending March 31, 2011 (Revised Forecasts)	Year ended March 31, 2010	Six months ended September 30, 2009	Three months ended September 30, 2010	Six months ended September 30, 2010
Free cash flows excluding changes in investments for cash management purposes	¥ 480.0	¥ 416.9	¥ 94.5	¥ 237.7	¥ 284.9
Changes in investments for cash management purposes *	-	(398.0)	(27.0)	(192.1)	(0.3)
Free cash flows	480.0	18.9	67.4	45.6	284.6
Net cash used in investing activities	(686.0)	(1,163.9)	(441.1)	(346.3)	(348.7)
Net cash provided by operating activities	1,166.0	1,182.8	508.5	392.0	633.3

Note: * Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2011. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2011 due to the difficulties in forecasting such effect.

RESULTS FOR 2Q OF FY2010

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations